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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-17168

SEC Mail Processing Section RECEIVED AUG 31 2015 Washington DC 189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/14 (MM/DD/YY) AND ENDING 06/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Hope Street 55th Floor
(No. and Street)

Los Angeles (City) | California (State) | 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hummelberg | (213) 486-9030 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

555 West 5th Street (Address) | Los Angeles (City) | California (State) | 90013 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

ty 9/2

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Funds Distributors, Inc.

We have audited the accompanying statement of financial condition of American Funds Distributors, Inc. (the "Company") as of June 30, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of American Funds Distributors, Inc. as of June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 26, 2015

American Funds Distributors, Inc.

Statement of financial condition

June 30, 2015 (dollars in thousands, except per share amounts)

Assets	
Cash and cash equivalents	$ 153,174
Receivables	26,943
Prepaid expenses	4,009
Deferred income taxes, net	16,631
Property, at cost:	
Land	230
Buildings	2,591
Furniture, equipment and software	4,534
Leasehold improvements	971
Total	8,326
Accumulated depreciation and amortization	(6,637)
Property, net	1,689
Other assets	22
Total	$ 202,468
Liabilities	
Accounts payable and accrued expenses	$ 54,144
Accrued compensation and benefits	49,252
Income tax payable	4,905
Total liabilities	108,301
Stockholder's equity	
Capital stock, $1 par value - authorized, 1,000,000 shares; issued and outstanding, 500,000 shares	500
Additional paid-in capital	545,900
Accumulated deficit	(452,233)
Total stockholder's equity	94,167
Total	$ 202,468

See notes to financial statements.

Notes to financial statements

Year ended June 30, 2015 (dollars in thousands)

1. Summary of significant accounting policies

Nature of operations – American Funds Distributors, Inc. (the "Company") is a wholly owned subsidiary of Capital Research and Management Company (the "Parent") and a second-tier subsidiary of The Capital Group Companies, Inc. ("Capital Group"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and was organized to serve as the national distributor for the capital shares of investment companies for which the Parent serves as investment adviser. The Company is also a registered investment adviser with the Securities Exchange Commission.

The Company's sources of revenue relate to the distribution of mutual fund shares, and administrative and distributor services provided to affiliated entities, including the Parent. The Company earns distribution and administrative revenues for services provided to investment companies, and institutional and private investors within the United States of America and abroad. Revenues may be affected by the performance of the global capital markets.

Basis of presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is allocated expenses paid by affiliates using allocation percentages that are determined by a method that best approximates actual usage by the Company. In addition, the Company entered into a financial support agreement with the Parent whereby the Parent will make capital contributions to ensure that the Company's net capital meets applicable regulatory requirements. Therefore, if the Company were a stand-alone entity, the financial condition, operations and cash flows could be materially different.

Effective July 1, 2014, the Company and certain affiliates transferred associates, functions, and related assets and liabilities between affiliated entities to better align operational associates with entities responsible for the functional services. Capital Group transferred certain distribution service personnel and functions to the Company. As a result, the Company assumed related net liabilities of $12,170. Capital Group Companies Global ("CGCG") transferred certain distribution services personnel and functions to the Company, and the Company transferred certain communications and fulfillment personnel and functions to CGCG. Taken together, the Company's two transactions with CGCG resulted in a net transfer of liabilities from the Company to CGCG of $859. The transfer of assets and liabilities was between entities under common control and was recognized at the transferring entity's carrying values at the date of the transfer. Neither entity recognized a gain or loss in the transaction. The transaction does not represent a change in reporting entity; therefore, the transfer is accounted for prospectively from the date of the transaction.

Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by management relate primarily to the recognition of certain expense accruals.

Cash and cash equivalents – Cash equivalents consist of shares of a money market fund for which the Parent serves as the investment adviser.

Depreciation and amortization of property – Depreciation of buildings, furniture, equipment and software is generally computed using the straight-line method over estimated useful lives of 3 to 39 years. Amortization of leasehold improvements is computed using the straight-line method over the estimated life of the related asset or the term of the lease, whichever is shorter.

Fair value measurements – The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Under U.S. GAAP, the objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price). To meet this objective, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs, which are evaluated using the following hierarchy:

- Level 1–Values are based on quoted prices in active markets for identical securities.
- Level 2–Values are based on significant observable market inputs, such as quoted prices for similar securities and quoted prices in inactive markets.
- Level 3–Values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the securities.

The Company carries investments in money market mutual funds at fair value with related amounts presented in cash and cash equivalents. These investments are measured at quoted market prices, which represent the published net asset value of money market mutual fund shares that is the basis for current transactions.

Receivables and payables are recorded at carrying amounts that approximate fair value. Receivables and payables from affiliates are carried at cost as it is not practicable to estimate fair values due to the related-party nature of such amounts.

Income taxes – The Company's results are included in consolidated tax returns filed by Capital Group, and the Company is allocated income taxes based on the separate return method. However, if the Company incurs a loss that is utilized by Capital Group, the loss is characterized as realized and the Company is reimbursed. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are subject to a valuation allowance if, in the Company's opinion, it is more likely than not that these benefits will not be realized.

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes* provides that a tax benefit from a tax position may be recognized when, based on the technical merits, it is more likely than not that the position will be sustained upon an examination that is presumed to occur, including resolution of any related appeals or litigation processes. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company evaluates material tax positions in relevant tax jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Guidance in ASC 740 related to uncertain tax positions did not have a material effect on the financial condition or results of operations as of and for the year ended June 30, 2015.

The Company recognizes the accrual of interest and penalties on uncertain tax positions in other income/(expense). For the year ended June 30, 2015, the Company did not recognize any material tax related interest or penalties.

The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

Postretirement benefits – Capital Group sponsors two plans to provide postretirement benefits.

The Company records allocated costs, based on an estimated usage, related to a postretirement health plan sponsored by the Capital Group. The expected costs of providing postretirement health care benefits are recognized during the years that the associates render service with the Company based on actuarial estimates.

Postemployment benefits – The Capital Group sponsors a postemployment plan providing short-term disability benefits, allocating related costs to the Company. The expected costs of providing these postemployment benefits are recognized during the years that the associates render service with the Company.

Recent accounting pronouncements – In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)–a consensus of the FASB Emerging Issues Task Force*. Under the amendments in this Update, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient permitted in ASC 820, Fair Value Measurement, should not be categorized in the fair value hierarchy. The Company has elected to adopt this Update early to be consistent with the Parent's accounting policies; however, the Company's financial statements and notes thereto were not affected by the adoption of this Update.

In February 2015, the FASB issued ASU No. 2015-02, *Consolidations (Topic 810): Amendments to the Consolidation Analysis*, which requires an entity to re-evaluate its consolidation for limited partnerships or similar entities. The Update also changes the criteria for identifying variable interests and variable interest entities, and for the determination of primary beneficiary. The Company is required to adopt the Update beginning in the fiscal year ending June 30, 2018; however, early adoption is permitted. The Company is currently evaluating the impact of the future adoption of this ASU on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Re*venue from Contracts with Customers (Topic 606)*. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. For the Company, the adoption of ASU No. 2014-09 is effective for fiscal year ending June 30, 2020. The Company is currently evaluating the impact of the future adoption of this ASU on its financial statements.

2. Indemnifications, guarantees and commitments

Management has reviewed the indemnification provisions of its material contracts. In the normal course of its business, the Company enters into contracts in which it makes representations and warranties as well as standard "hold harmless" indemnifications to counterparties. The obligation amounts of these types of agreements are not explicitly stated; therefore, the overall maximum amount of the obligations cannot be reasonably estimated. However, management believes that it is unlikely that the Company will have to make material payments under these agreements, and no liabilities related to these agreements have been recognized in the Company's financial statements.

The Company is obligated under leases for office space requiring minimum annual rentals as follows:

Years ending June 30

2016	$ 1,993
2017	1,993
2018	1,993
2019	1,332
2020	1,111
Thereafter	20,373
Total	$ 28,795

Certain of the leases provide for adjustment of the minimum rental payment based upon changes in the facilities' operating costs. The Parent, and other affiliates, lease equipment and office facilities that are utilized by the Company.

3. Income taxes

The net deferred tax asset consists of the following:

	June 30, 2015
Deferred tax assets:	
Accrued expenses and other	$ 4,583
Accrued compensation and benefits	15,475
Total deferred tax assets	20,058
Deferred tax liabilities:	
State franchise taxes	87
Depreciation and amortization	3,340
Total deferred tax liabilities	3,427
Net deferred tax asset	$ 16,631

The Company has not established a valuation allowance against the net deferred tax asset, as it has been determined that it is more likely than not that the asset will be realized.

The income tax payable balance primarily relates to amounts payable between Capital Group and the Company for jurisdictions in which Capital Group and the Company file a consolidated/combined tax return.

4. Retirement plans

The Company participates with Capital Group and affiliates in a defined contribution retirement plan covering substantially all of its associates. The Company annually contributes up to 15% of each participant's eligible compensation.

5. Transactions with affiliates

Receivables include amounts due from affiliates of $5,612 at June 30, 2015, primarily related to compensation and administrative services. Accounts payable and accrued expenses include amounts due to affiliates of $33,732 at June 30, 2015, including a loan payable of $26,581 to the Parent discussed below.

The Company and its Parent entered into an agreement whereby the Parent loans the Company amounts necessary to pay investment dealers compensation related to the sale of Class C and 529-C shares. The loan is non-interest bearing and the Company is obligated to repay the loan in monthly installments based on the monthly fees earned from the funds.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $41,809, which was $34,589 in excess of its required net capital of $7,220. At June 30, 2015, the Company's net ratio of aggregate indebtedness to net capital was 2.59 to 1.

7. Reserve requirements and possession or control for brokers or dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(1) of such Rule) of the Securities Exchange Act of 1934, as the Company is an introducing broker or dealer whose business is limited to the sale of mutual funds and insurance products, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a determination of reserve requirements and possession or control for brokers or dealers or provide information relating to possession or control requirements for brokers or dealers.

8. Subsequent events

The Company has evaluated subsequent events through August 26, 2015, the date the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2015 that require recognition or disclosure in these financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013 – 1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of American Funds Distributors, Inc.
333 South Hope Street
Los Angeles, CA 90071

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by American Funds Distributors, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. American Funds Distributors, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

August 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017168 FINRA JUN
AMERICAN FUNDS DISTRIBUTORS IN
ATTN ANGELA MITCHELL
333 S HOPE ST 55TH FL
LOS ANGELES CA 90071-1406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brandon Keller, 949-975-6948

2. A. General Assessment (item 2e from page 2) $ 65,504

B. Less payment made with SIPC-6 filed (**exclude interest**) (32,079)

January 28, 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 33,425

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,425

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 33,425

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AMERICAN FUNDS DISTRIBUTORS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP - NAD Principal Operations Officer
(Title)

Dated the 27th day of August, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2014 and ending June 30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$704,519,431
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	281,798
(7) Net loss from securities in investment accounts.	16
Total additions	281,814
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	275,666,025
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Administrative Services (Deductions in excess of $100,000 require documentation)	402,933,729
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	678,599,754
2d. SIPC Net Operating Revenues	$26,201,491
2e. General Assessment @ .0025	$65,504
	(to page 1, line 2.A.)

AMERICAN FUNDS DISTRIBUTORS, INC.

(SEC FILE No. 8-17168)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2015
AND INDEPENDENT AUDITORS' REPORT

* * * * *

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.